Exhibit 99.1

Draganfly Fulfills Delivery of First Situational Assessment Drone for DSNS Emergency Services Department Ukraine

Draganfly’s Situational Assessment Drones will provide regions of Ukraine with intel, infrastructure assessments, and aid in search and rescue operations throughout the country.

Los Angeles, CA. February 14, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce it has delivered the first of three Situational Assessment Drones to DSNS Emergency Services Department in Kyiv, Ukraine.

Draganfly will also complete the delivery of two Situational Assessment Drones to DSNS in other regions of Ukraine to provide situational awareness intel, infrastructure assessments, and aid in search and rescue operations throughout the country.

The State Emergency Service of Ukraine is a central body of executive power with activities directed and coordinated by the Cabinet of Ministers through the Minister of internal affairs. It implements state policies in the domain of civil protection, protection of population and territories from emergencies, prevention of emergencies, rectification of emergency consequences, rescue work, fire extinguishing, fire and technogenic safety, accident rescue service activities, and hydrometeorologic activities.

The Situational Assessment Drone is an automated VTOL drone that utilizes RGB & Multi-Spectral imaging solutions to quickly provide the operator with instantly available maps for future use. The drones are lightweight, easy to deploy, and provide multiple flight and data capture options. These drones help improve situational awareness, assist in hazardous and inaccessible areas, and can increase overall efficiency for ground resources.

“Our drones continue to play a significant role in assisting and aiding the people of Ukraine,” said Cameron Chell, President and CEO of Draganfly. “Draganfly has been engaged with several organizations to ensure Ukraine is supported with the best available technology. We are excited to get the first of three Situational Assessment Drones to DSNS Emergency Services Ukraine to make an even greater impact in the country.”

“Draganfly’s drone technology is crucial in helping ensure our first responders remain safe while responding to emergencies,” said Yurii Anykiienko, International Cooperation Specialist with the Main Department of the State Emergency Service of Ukraine in Kyiv region. “Drones are the primary tools in this conflict. They provide our first responders with the necessary information to respond to operations effectively.”

“Due to the sheer number and severity of incidents that first responders are having to manage, they need all the specialized equipment they can get their hands on to help during this conflict,” said Kevin Royle, Founder of Fire Fighter Aid Ukraine. “Draganfly’s Situational Assessment Drones will provide first responders in Ukraine the chance to create a safe plan when they need to respond to dangerous and inaccessible areas.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the efficacy of the situational assessment drones, in particular their ability to provide situational awareness intel, infrastructure assessments, and aid in search and rescue operations throughout Ukraine. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.